# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

02030580

REGISTRANT'S NAME Windarra Minerals Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 561 FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE :* 3/15/02

# WINDARRA MINERALS LTD.

2001 Annual Report

Windarra
Resource
Group

BCSC

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

*Freedom of Information and Protection of Privacy Act:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## *ISSUER DETAILS*

| NAME OF ISSUER | | | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|---|---|
| WINDARRA MINERALS LTD. | | | 01 | 09 | 30 | 02 | 01 | 15 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| #900 – 555 BURRARD STREET | | | | |
| CITY/ | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| VANCOUVER | BC | V7X 1M8 | 604-893-7071 | 604-688-1508 |
| CONTACT PERSON | | CONTACT'S POSITION | | CONTACT TELEPHONE NO. |
| JUNE BALLANT | | CONTROLLER | | 604-688-1508 |
| CONTACT EMAIL ADDRESS | | WEB SITE ADDRESS | | |
| jballant@windarra.com | | | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| "William Anderson" | WILLIAM ANDERSON | 02 | 02 | 15 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
| "John Pallot" | JOHN PALLOT | 02 | 02 | 15 |

# AUDITORS' REPORT

To the Shareholders of
Windarra Minerals Ltd.

We have audited the consolidated balance sheets of Windarra Minerals Ltd. as at September 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

**"DAVIDSON & COMPANY"**

Chartered Accountants

Vancouver, Canada

January 15, 2002

**WINDARRA MINERALS LTD.**
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| **Current** | | |
| Cash and equivalents | $ 180,841 | $ 620,356 |
| Receivables | 41,000 | 39,731 |
| Exploration advance | - | 1,756 |
| Prepaid and deposits | 4,295 | - |
| | 226,136 | 661,843 |
| **Capital assets** (Note 3) | 7,982 | 4,321 |
| **Mineral properties** (Note 4) | 8,005 | 872,527 |
| **Deferred exploration costs** (Note 5) | 25,066 | 1,679,141 |
| **Long term investments** (Note 6) | 457,777 | 577,909 |
| | $ 724,966 | $ 3,795,741 |

*- Continued -*

The accompanying notes are an integral part of these consolidated financial statements.

**WINDARRA MINERALS LTD.**
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30

| | | 2001 | | 2000 |
|---|---|---|---|---|
| *Cont'd...* | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | $ | 94,021 | $ | 55,942 |
| **Minority interest** | | - | | 1,553,293 |
| | | 94,021 | | 1,609,235 |
| Shareholders' equity | | | | |
| Capital stock (Note 7) | | 21,817,526 | | 21,809,526 |
| Deficit | | (21,186,581) | | (19,623,020) |
| | | 630,945 | | 2,186,506 |
| | $ | 724,966 | $ | 3,795,741 |

**Nature of operations** (Note 1)

**Contingency** (Note 13)

**Subsequent event** (Note 14)

**On behalf of the Board:**

"William Anderson" Director — "John Pallot" Director
William Anderson — John Pallot

The accompanying notes are an integral part of these consolidated financial statements.

**WINDARRA MINERALS LTD.**
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED SEPTEMBER 30

| | 2001 | 2000 |
|---|---|---|
| **REVENUE** | | |
| Rent and management income | $ 36,114 | $ 50,025 |
| **EXPENSES** | | |
| Administration fees | 44,500 | 36,000 |
| Amortization | 1,749 | 1,852 |
| Audit and accounting | 38,150 | 25,990 |
| Bad debt | 50,220 | - |
| Business development | 19,000 | - |
| Corporate administration fees | 71,195 | 60,850 |
| Management fees | 67,800 | 35,046 |
| Legal | 22,353 | 22,785 |
| Office and miscellaneous | 56,358 | 70,859 |
| Property investigation | 1,506 | 46,317 |
| Public relations | 6,058 | 8,755 |
| Regulatory fees | 23,369 | 19,224 |
| Rent | 24,952 | 33,210 |
| Technical consulting fees | 3,925 | 72,300 |
| Transfer agent fees | 13,771 | 12,314 |
| Travel and related costs | 10,554 | 27,973 |
| | 455,460 | 473,475 |
| **Loss before other items** | (419,346) | (423,450) |
| **Other items** | | |
| Interest and other income | 37,019 | 37,070 |
| Oil and gas sales – net of operating costs | 2,591 | 4,363 |
| Gain on option of mineral property (Note 4) | 85,550 | 136,500 |
| Write-off of mineral properties and deferred exploration costs (Note 8) | - | (1,371,670) |
| Write-down of mineral properties and deferred exploration costs (Note 8) | (2,572,040) | - |
| Write-down of investments (Note 6) | (260,628) | (29,093) |
| Gain (loss) on investments in subsidiaries due to issuance of additional shares of subsidiaries | 3,689 | (4,221) |
| | (2,703,819) | (1,227,051) |

*- Continued -*

The accompanying notes are an integral part of these consolidated financial statements.

**WINDARRA MINERALS LTD.**
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED SEPTEMBER 30

| | 2001 | 2000 |
|---|---|---|
| *Cont'd...* | | |
| **Loss before minority interest** | (3,123,165) | (1,650,501) |
| **Minority interest share of losses of subsidiaries** | 1,559,604 | 437,872 |
| **Loss for the year** | (1,563,561) | (1,212,629) |
| **Deficit, beginning of year** | (19,623,020) | (18,410,391) |
| **Deficit, end of year** | $ (21,186,581) | $ (19,623,020) |
| **Basic and diluted loss per share** | $ (0.07) | $ (0.05) |
| **Average number of shares outstanding during the year** | 23,548,210 | 23,520,309 |

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 30

| | 2001 | 2000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Loss for the year | $ (1,563,561) | $ (1,212,629) |
| Items not affecting cash: | | |
| Amortization | 1,749 | 1,852 |
| Bad debt | 50,220 | - |
| Gain on option of mineral properties | (85,550) | (136,500) |
| Write-off of mineral properties and deferred exploration costs | - | 1,371,670 |
| Write-down of mineral properties and deferred exploration costs | 2,572,040 | - |
| Write-down of investments | 260,628 | 29,093 |
| (Gain) loss of investments in subsidiaries due to issuance of additional shares of subsidiaries | (3,689) | 4,221 |
| Minority interest | (1,559,604) | (437,872) |
| Gain on sale of investment | (8,931) | - |
| Changes in non-cash working capital items: | | |
| (Increase) decrease in receivables | (51,489) | (16,370) |
| (Increase) decrease in prepaids and deposits | (4,295) | - |
| Increase (decrease) in accounts payable and accrued liabilities | 38,079 | (46,979) |
| Net cash used in operating activities | (354,403) | (443,514) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Shares issued for cash by subsidiaries | 10,000 | 25,000 |
| Net cash provided by financing activities | 10,000 | 25,000 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Acquisition of long term investments | (50,000) | - |
| Acquisition of mineral properties and related deferred exploration costs | (80,443) | - |
| Exploration funds (advanced) expended | 1,756 | 70,037 |
| Purchase of capital assets | (5,410) | (1,977) |
| Proceeds on sale of investment | 38,985 | - |
| Net cash provided by (applied to) investing activities | (95,112) | 68,060 |
| **Decrease in cash and equivalents during the year** | (439,515) | (350,454) |
| **Cash and equivalents, beginning of year** | 620,356 | 970,810 |
| **Cash and equivalents, end of year** | $ 180,841 | $ 620,356 |

**Supplemental disclosure with respect to cash flows** (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

## 1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Principles of consolidation

These consolidated financial statements include the accounts of the Company, its 72.06% interest in Westward Explorations Ltd. ("Westward") and its 46.35% interest in Mishibishu Gold Corporation ("Mishibishu"). Both companies are incorporated in British Columbia.

### Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

### Cash and equivalents

Cash and equivalents include highly liquid investments with original maturity of three months or less.

### Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

### Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

**Deferred exploration costs**

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

**Values**

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

**Cost of maintaining mineral properties**

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

**Environmental protection and rehabilitation costs**

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

**Long term investments**

Long term investments are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

The Company accounts for its investment in the Adelaide Group Partnership ("Adelaide") on the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings or losses in the partnership.

**Financial instruments**

The Company's financial instruments consist of cash and equivalents, receivables, exploration advance, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximate their carrying values, unless otherwise noted.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

### Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

### Stock based compensation

The Company grants stock options in accordance with the policies of the CDNX. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

### Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

### Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA"), the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

## 3. CAPITAL ASSETS

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Cost | Accumulated Amortization | Net Book Value |
| Office equipment | $ 12,812 | $ 4,830 | $ 7,982 | $ 7,402 | $ 3,081 | $ 4,321 |

## 4. MINERAL PROPERTIES

| | Magnacon East Block Claims, Ontario | Little Deer Lake Claims, Saskatchewan | Mishi Gold Property, Ontario | Magnacon Claims, Ontario | Pukaskwa Claims, Ontario | Tulks South, Newfoundland Claims | 2001 |
|---|---|---|---|---|---|---|---|
| Balance, beginning of year | $ 234,500 | $ 1 | $ 552,234 | $ 4,947 | $ 80,845 | $ - | $ 872,527 |
| Additions during the year | - | - | - | - | - | 8,000 | 8,000 |
| Written-down during the year (Note 8) | (234,499) | - | (552,233) | (4,946) | (80,844) | - | (872,522) |
| Balance, end of year | $ 1 | $ 1 | $ 1 | $ 1 | $ 1 | $ 8,000 | $ 8,005 |

| | Magnacon East Block Claims, Ontario | Little Deer Lake Claims, Saskatchewan | Mishi Gold Property, Ontario | Magnacon Claims, Ontario | Pukaskwa Claims, Ontario | Armonia Gold Project, Peru | 2000 |
|---|---|---|---|---|---|---|---|
| Balance, beginning of year | $ 234,500 | $ 1 | $ 552,234 | $ 4,947 | $ 80,845 | $ 355,863 | $ 1,228,390 |
| Written-off during the year (Note 8) | - | - | - | - | - | (355,863) | (355,863) |
| Balance, end of year | $ 234,500 | $ 1 | $ 552,234 | $ 4,947 | $ 80,845 | $ - | $ 872,527 |

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

### Magnacon East Block Claims, Ontario

The Company holds various interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. In accordance with recent recommendations by the CICA the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

**4. MINERAL PROPERTIES** (cont'd...)

**Little Deer Lake Claims, Saskatchewan**

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

**Magnacon Claims, Ontario**

The Company holds a 25% interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

**Pukaskwa Claims, Ontario**

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining Division, Ontario. A portion of the claims are subject to a 2% net smelter return royalty. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

**Mishi Gold Property, Ontario**

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

**James Bay, Ontario**

During the current year the Company signed an option agreement with Dumont Nickel Inc. ("Dumont") to earn a 50% interest in certain mineral claims located in the James Bay Lowland area, Ontario. In order to earn its interest, the Company was required to make the following expenditures:

i) Phase 1 - $35,000 by December 31, 2000 (paid);
ii) Phase 2 - $300,000 by June 30, 2001; and
iii) Phase 3 - $500,000 by June 30, 2002.

During the current year, management of the Company determined that it would not proceed with the development of the property and elected to terminate the agreement and to exchange its interest for 165,000 common shares of Dumont. In July 2001, the Company gave written notice to Dumont and is awaiting regulatory approval for the issuance of shares.

4. **MINERAL PROPERTIES** (cont'd...)

**Tulks South, Newfoundland**

During the year the Company acquired from Tulks Resources Ltd. ("Tulks") the right to earn a 100% interest in Noranda Inc.'s ("Noranada") Tulks South sulphide property in west central Newfoundland, subject to certain back-in rights and/or a royalty payable to Noranda. The Company is required to incur $1,425,000 in exploration expenditures before July 15, 2005. Under the terms of the assignment agreement with Tulks, the Company issued 200,000 common shares at an agreed value of $8,000, and is required to:

i) Pay $35,000;

ii) Issue 300,000 common shares of the Company in minimum tranches of 75,000 common shares on the first, second, third and fourth anniversary dates; and

iii) Issue 50,000 common shares upon receipt of a positive feasibility study.

Tulks is entitled to receive an amount equal in value to a 0.5% net smelter return royalty on the Company's share of production from the property.

**Armonia Gold Project, Peru**

The Company held an option from a company with an officer in common, to acquire a 50% interest in certain mineral claims in the Province of Huarai, Peru by paying US$250,000.

During 2000, management of the Company determined that it would not proceed with the development of the property and accordingly, all related costs were written-off to operations (Note 8).

**Los Caballos, Argentina**

During 1999, the Company entered into an option agreement with Cameco Argentina S.A. ("Cameco"), whereby the Company can earn a 51 % interest in certain mineral claims in the San Juan Province, Argentina by incurring exploration expenditures totalling US$1,000,000 by March 15, 2003.

The Company and Cameco subsequently entered into an agreement to option 100% of the claims to Tenke Mining Corp. ("Tenke"). As consideration, Tenke is required to issue a total of 1,200,000 common shares of its capital (to be allocated between the Company and Cameco and or its affiliates) and incur exploration expenditures of US$4,000,000 over four years.

During the current year, the Company received 129,622 common shares of Tenke, which resulted in a net gain of $85,500. As at September 30, 2001, the Company has received a total of 504,622 common shares of Tenke.

## 5. DEFERRED EXPLORATION COSTS

| | Pukaskwa Claims, Ontario | Mishi Gold Property, Ontario | Tulks South, Newfoundland | Other | Total 2001 |
|---|---|---|---|---|---|
| Balance, beginning of the year | $ 1,184,578 | $ 488,050 | $ - | $ 6,513 | $ 1,679,141 |
| Additions during the year: | | | | | |
| Camp construction, supplies and accommodation | - | - | 1,306 | - | 1,306 |
| Data compilation | 325 | 1,820 | 2,042 | - | 4,187 |
| Equipment rental | - | - | 2,560 | - | 2,560 |
| Field office and miscellaneous | - | 1,430 | 35 | - | 1,465 |
| Geology | - | 3,600 | 13,000 | - | 16,600 |
| Labour | - | 11,291 | 1,001 | - | 12,292 |
| Lease | - | - | 2,565 | - | 2,565 |
| Transportation and travel | 1,457 | 457 | 2,554 | - | 4,468 |
| Additions during the year | 1,782 | 18,598 | 25,063 | - | 45,443 |
| | 1,186,360 | 506,648 | 25,063 | 6,513 | 1,724,584 |
| Written-down during the year (Note 8) | (1,186,359) | (506,647) | - | (6,512) | (1,699,518) |
| Balance, end of the year | $ 1 | $ 1 | $ 25,063 | $ 1 | $ 25,066 |

| | Pukaskwa Claims, Ontario | Mishi Gold Property, Ontario | Armonia Gold Project, Peru | Other | Total 2000 |
|---|---|---|---|---|---|
| Balance, beginning of the year | $ 1,184,578 | $ 480,427 | $ 874,804 | $ 6,513 | $ 2,546,322 |
| Additions during the year: | | | | | |
| Assaying, testing and analysis | - | 1,388 | - | - | 1,388 |
| Camp construction, supplies and accommodation | - | - | 3,536 | - | 3,536 |
| Diamond drilling | - | - | 54,588 | - | 54,588 |
| Environmental permits | - | - | 9,257 | - | 9,257 |
| Field office and miscellaneous | - | 1,303 | 7,399 | - | 8,702 |
| Geology | - | 800 | 32,368 | - | 33,168 |
| Project management | - | - | 905 | - | 905 |
| Staking and recording fees | - | 4,132 | 17,522 | - | 21,654 |
| Transportation and travel | - | - | 15,428 | - | 15,428 |
| Additions during the year | - | 7,623 | 141,003 | - | 148,626 |
| | 1,184,578 | 488,050 | 1,015,807 | 6,513 | 2,694,948 |
| Written-off during the year (Note 8) | - | - | (1,015,807) | - | (1,015,807) |
| Balance, end of the year | $ 1,184,578 | $ 488,050 | $ - | $ 6,513 | $ 1,679,141 |

## 6. LONG TERM INVESTMENTS

The Company holds the following investments:

| | 2001 | 2000 |
|---|---|---|
| Shares of publicly traded companies, quoted market value $407,777 (2000 - $625,946) | $ 668,405 | $ 607,002 |
| Less: Write-down | (260,628) | (29,093) |
| | 407,777 | 577,909 |
| Investment in Adelaide | 50,000 | - |
| Total investments | $ 457,777 | $ 577,909 |

The carrying value of investment in shares includes $69,550 invested in shares of a public company with management common to the Company.

During the current year, the Company elected to exchange its interest in certain mineral claims for 165,000 common shares of Dumont. This transaction is subject to regulatory approval (Note 4).

During the current year, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposes to source and sell coal between China and Europe.

## 7. CAPITAL STOCK

| | Number of Shares | Amount |
|---|---|---|
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued | | |
| Balance at September 30, 1999 and 2000 | 23,521,909 | $21,809,526 |
| Shares issued for mineral properties | 200,000 | 8,000 |
| Balance at September 30, 2001 | 23,721,909 | $21,817,526 |

### Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the policies, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of five years.

## 7. CAPITAL STOCK (cont'd...)

**Stock options**

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 325,000 | $ 0.11 | April 30, 2002 |
| 25,000 | 0.11 | February 1, 2004 |

Stock option transactions and the number of share options outstanding are summarized as follows:

| | Number of Options | | Weighted Average Exercise Price |
|---|---|---|---|
| Balance, September 30, 1999 | 2,174,500 | $ | 0.18 |
| Options granted | - | | - |
| Options cancelled/expired | (500,000) | | 0.37 |
| Options exercised | - | | - |
| Balance, September 30, 2000 | 1,674,500 | | 0.13 |
| Options granted | - | | - |
| Options cancelled/expired | (1,324,500) | | 0.13 |
| Options exercised | - | | - |
| Balance, September 30, 2001 | 350,000 | $ | 0.11 |

Following is a summary of the status of options outstanding at September 30, 2001:

| | Outstanding Options | | | Exercisable Options | |
|---|---|---|---|---|---|
| Exercise Price | Number | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number | Weighted Average Exercise Price |
| $0.11 | 350,000 | 1.64 years | $0.11 | 350,000 | $0.26 |

## 8. WRITE-DOWN OR WRITE-OFF OF MINERAL PROPERTIES AND DEFERRED EXPLORATIONS COSTS

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Mineral Properties | Deferred Exploration Costs | Total | Mineral Properties | Deferred Exploration Costs | Total |
| Armonia Gold Project | $ - | $ - | $ - | $ 355,863 | $ 1,015,807 | $ 1,371,670 |
| Pukaskwa claims | 80,844 | 1,186,359 | 1,267,203 | - | - | - |
| Mishi Gold property | 552,233 | 506,647 | 1,058,880 | - | - | - |
| Magnacon claims | 4,946 | - | 4,946 | - | - | - |
| Magnacon East Block claims | 234,499 | - | 234,499 | - | - | - |
| Other | - | 6,512 | 6,512 | - | - | - |
| | $ 872,522 | $ 1,699,518 | $ 2,572,040 | $ 355,863 | $ 1,015,807 | $ 1,371,670 |

## 9. RELATED PARTIES TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued administration fees of $34,400 (2000 - $36,000) to a company controlled by a former officer of the Company.

b) Paid or accrued management fees of $67,800 (2000 - $35,046) to a director and officer of the Company.

c) Paid or accrued technical consulting fees of $2,800 (2000 - $72,300) to a director of the Company.

d) Paid or accrued corporate administration fees of $50,500 (2000 - $60,850) to a company controlled by a director of a subsidiary of the Company.

e) Paid or accrued legal fees of $22,353 (2000 - $22,785) to a law firm in which a director of the Company is a partner.

Included in accounts receivable is $66,219 (2000 - $24,674) owing by directors and companies with management in common.

Included in accounts payable is $31,767 (2000 - $6,659) owing to directors, former directors or companies controlled by former directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

## 10. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income tax as follows:

| | 2001 | 2000 |
|---|---|---|
| Loss before taxes | $ (1,563,561) | $ (1,212,630) |
| Income taxes at Canada statutory rate of 44.6% (2000 – 45.62%) | (697,348) | (552,959) |
| Non-deductible expenses and minority interest | 562,938 | 441,847 |
| Unrecognized benefits of non-capital losses | 134,410 | 111,112 |
| Total income taxes | $ - | $ - |

The significant components of the Company future income tax assets are as follows:

| | 2001 | 2000 |
|---|---|---|
| Future income tax assets: | | |
| Non-capital losses carryforwards | $ 2,301,091 | $ 2,058,230 |
| Capital assets | 2,154 | 1,426 |
| Resources deductions | 5,668,429 | 4,012,039 |
| Net future income tax assets before valuation allowance | 7,971,674 | 6,071,694 |
| Less: valuation allowance | (7,971,674) | (6,071,694) |
| Net future income tax assets | $ - | $ - |

The Company has not recorded the potential future income tax benefits of operating losses totalling approximately $5,160,000 which, if not used, will expire through 2008.

Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $12,700,000 available to reduce taxable income of future years.

Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements.

## 11. SEGMENTED INFORMATION

**Industrial information**

The Company primarily operates in one industry segment.

## 11. SEGMENTED INFORMATION (cont'd...)

**Geographical information**

| | 2001 | 2000 |
|---|---|---|
| **Revenue** | | |
| Canada | $ 36,114 | $ 50,025 |
| **Income (loss) incurred in** | | |
| Canada | $ (1,563,561) | $ 159,041 |
| Peru | - | (1,371,670) |
| | $ (1,563,561) | $ (1,212,629) |
| **Mineral properties** | | |
| Canada | $ 8,005 | $ 872,527 |
| **Deferred exploration expenditures** | | |
| Canada | $ 25,066 | $ 1,679,141 |

## 12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended September 30, 2001:

a) The Company received 129,622 common shares of Tenke at an agreed value of $85,550 on the option of a mineral property.

b) The Company elected to convert $35,000 in deferred exploration costs for 165,000 common shares of Dumont.

c) The Company issued 200,000 common shares at an agreed value of $0.04 per share for a total value of $8,000 to acquire certain mineral properties.

Significant non-cash transactions for the year ended September 30, 2000:

a) The Company received 175,000 common shares of Tenke at an agreed value of $136,500 on the option of a mineral property.

b) The Company received 321,858 common shares of Poseidon Minerals Ltd., a public company with directors in common, at an agreed price of $0.23 per share to settle receivables in the amount of $74,028.

c) The Company received 301,203 common shares of Penteco Resources Ltd. at an agreed price of $0.11 per share to settle receivables in the amount of $32,132.

## 13. CONTINGENCY

During the current year, the Canada Customs and Revenue Agency ("CCRA") reassessed Westward for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.

During 1999, CCRA reviewed Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by Westward.

Management is of the opinion that the reassessment is without merit and has filed a Notice of Objection with the Appeals Division of CCRA. It is management's opinion that the ultimate resolution with respect to the reassessment cannot be determined at this time, therefore, no provision has been made in these financial statements.

## 14. SUBSEQUENT EVENT

On November 19, 2001, the Company entered into an amalgamation agreement with China Energy & Power Corporation ("China Energy"). The new amalgamated company will be called Windarra Energy & Power Company ("Amalco"). Under the proposal, the Company shareholders will receive in total 1,441,111 shares of Amalco for all of the outstanding common shares of the Company. This share issuance will represent 10% of the issued and outstanding shares of Amalco. The shareholders of China Energy will received 12,970,000 shares of Amalco in exchange for all of the outstanding shares of China Energy, which will represent 90% of the issued and outstanding shares of Amalco.

Legally, the business combination is considered an amalgamation however, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of China Energy. This type of share exchange, referred to as a "reverse takeover", deems China Energy to be acquiror for accounting purposes. This transaction is subject to shareholder and regulatory approval.

## SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended September 30, 2001.

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 5 in the attached audited consolidated financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached audited consolidated financial statements.

2. Related party transactions:

   See Note 9 in the attached audited consolidated financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

| Date of Issue | Type of Security | Type of Issue | Number | Price | Total Proceeds | Type of Consideration | Commission Paid |
|---|---|---|---|---|---|---|---|
| August 15, 2001 | Common shares | Exercise of shares | 200,000 | $ 0.04 | $ 8,000 | Cash | N/A |

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

| | Number of Shares | Amount |
|---|---|---|
| Balance, September 30, 2001 | 23,721,909 | $ 21,817,526 |

**SCHEDULE B: SUPPLEMENTARY INFORMATION** (cont'd...)

c) Options, warrants and convertible securities outstanding:

See Note 7 in the attached audited consolidated financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

| | |
|---|---|
| Director and President: | William Anderson |
| Director: | John Pallot |
| Director: | Steven Brunelle |
| Secretary: | June Ballant |

**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS**

**1. Business Operations**

The Company has been in the business of exploring its extensive mineral property holdings, both directly and indirectly, through its subsidiaries, Westward Explorations Ltd. ("Westward") and Mishibishu Gold Corporation ("Mishibishu"). However, subsequently to the year end, the Company entered into an amalgamation agreement with China Energy and Power Corporation ("China Energy"). China Energy is a Canadian corporation that owns the rights to a significant anthracite coal deposit in Guizhou Province, China. China Energy has a 50 year Definitive Agreement to develop and own production and sale of anthracite.

The new amalgamated company will be called Windarra Energy & Power Company ("Amalco"). Under the proposed amalgamation, the Windarra shareholders will receive in the aggregate 1,411,111 shares of Amalco for all the outstanding common shares of the Company. This share issuance will represent 10% of Amalco. The shareholders of China Energy will receive 90% of Amalco. This transaction is subject to shareholder and regulatory approval.

This transaction constitutes a reverse take-over pursuant to the policies of the Canadian Venture Exchange. Consequently, the shares of the Company have been halted from trading since the date of the announcement. The Company's shares will become eligible for reinstatement of trading once the Company meets certain requirements including retaining a sponsor and that sponsor completing a preliminary due diligence of the Company and filed a Sponsor Acknowledgement Form.

**2. Mineral Properties**

*Little Deer Lake, Saskatchewan*

The Company holds a 20% interest in a joint venture. During the year, no works programs were undertaken.

**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS** (cont'd...)

**2. Mineral Properties** (cont'd...)

*Magnacon Properties, Ontario*

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest to River Gold Mines Ltd. ("River Gold"). Under a revised joint venture agreement Windarra and Westward do not have to expend capital on this property until River Gold completes a US$2M work commitment in the next 3 years. The Company does not have to spend on this property until River Gold completes its US$2 million work commitment over the next 3 years.

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffis and McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. In 1996, Windarra sold its interest in the Magnacon Mill to River Gold but retained certain milling rights which are available to Windarra, Westward and Mishibishu. Future exploration efforts at this property will target additional gold deposits that could provide feed to the nearby mill. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims and related deferred explorations costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

*Armonia Property, Peru*

The Company had an option to earn a 50% interest in the 5200 hectare Armonia gold property by paying US$250,000. In 2000, Management determined that it would proceed with the development of the property and accordingly Westward has written off all the relevant costs to the property in its September 2000 financial statements.

*Los Caballos Property, Argentina*

Pursuant to the Cameco-Westward-Tenke option agreement, Westward has received to date 504,622 shares of Tenke Mining Corp. Tenke has also acknowledged that an accelerated pro-rata release of remaining Tenke shares based on expenditures to date is due. During the year, the Company received 129,622 common shares of Tenke recorded at a deemed price of $0.66 per share.

*El Fuste Property, Mexico*

In March 2000 the Company acquired by staking, a 100% interest in a 743 hectare concession in Sinaloa, Mexico. After spending $10,000 on staking and a preliminary geochemical sampling, the Company decided to suspend work on the property.

*The Adelaide Group*

The Company entered into a Partnership Agreement with the Adelaide Group to acquire a 10% participation interest in coal trade between China and Europe in consideration of $50,000. The Adelaide Group proposes to source and sell the coal to western European end users. The port of origin of the coal is located in Rizhao, China.

*Mishibishu Lake Gold Belt, Northern Ontario*

The Company's focus during the year 2001 period was to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario.

**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS** (cont'd...)

**2. Mineral Properties** (cont'd...)

*Mishibishu Lake Gold Belt, Northern Ontario (cont'd...)*

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value.

The **Mishi Gold Property** covers a further 10 kilometer segment of the same deformation zone further to the east. This property hosts the Mishi Pit which was sold for $1.4 M to River Gold Mines Ltd. in 1998. The Mishi Pit contains a known reserve of 1.4 million tonnes averaging 4.26 grams gold per tonne and is expected to provide future mill feed to the River Gold Mines mill which is operating adjacent to this property. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. It should be noted that the Company maintains certain milling rights at the River Gold mill facility through an earlier arrangement whereby River Gold acquired the mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. .In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value. The Company will continue to maintain its core property holdings in the area which have been reduced to lessen its annual carrying costs.

The Company participated in an airborne geophysical campaign in the **James Bay Lowlands** of Ontario with operating partner, Dumont Nickel Ltd. in search of the magnetic surface signatures for potential kimberlite pipes. The prospect of diamond occurrences has been significantly enhanced in this region with the recent discovery by DeBeers. The Company contributed $35,000 on this aeromagnetic survey and elected to convert its contribution to common shares of Dumont as per terms of the arrangement.

Mishibishu has one of the most significant land positions within the Mishibishu Lake Gold Belt and we are encouraged by the Ontario government's continuing commitment to the mining industry through technical support, research grants and tax incentives. Subject to market conditions, the Company will continue to advance its gold properties with an exploration program in the upcoming year, as well as continue to look for quality opportunities in the resource sector.

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

### 3. Financial Discussion

The Company's consolidated Statements of Operations and Deficit resulted in a significant loss during the year. The $1,513,341 loss primarily arose from the write down of mineral properties and deferred explorations costs. The Company's administrative expenses were lower by $68,235 with the greatest decrease coming from the technical consulting expense account and the decrease in property investigation costs.

### 4. Future Plans

Refer to the heading "Business Operations" above.

### 5. Management Changes

F. Eppie Canning resigned as a director of the Company on July 9, 2001.

### 6. Working Capital Position

As at September 30, 2001, the Company had a working capital on a consolidated basis of $182,335 that will be sufficient to fund property commitments and a field program on existing properties. In addition, the Company has investments in marketable securities valued at $457,777. The Company is working on financing options that is anticipated to be announced in connection with the amalgamation with China Energy.

### 7. Mineral Property Acquisition

The Company acquired the right from Tulks Resources Ltd. ("Tulks") to earn a 100% interest in Noranda's Tulks South massive sulphide property in west central Newfoundland, subject to certain back-in rights and/or a royalty payable to Noranda.

Consideration under the terms of the Assignment Agreement, Windarra must pay Tulks $35,000 and issue 550,000 common shares of the Company in staged tranches. Subsequent to June 30, 2001, the Company received regulatory approval for this transaction and correspondingly issued 200,000 common shares of the Company pursuant to the agreement.

### 8. Corporate Governance

On December 4, 2000 the Company received notice from the Toronto Stock Exchange ("TSE") that it needs to meet the continued listing requirements. On May 4, 2001, the Company's securities were suspended from trading. Subsequent to June 30, 2001, the Company had made application to list on the Canadian Venture Exchange ("CDNX"). This application was approved and on August 10, 2001, the Company commenced trading on the CDNX under the symbol WRA.V and its shares remain suspended from trading on the TSE.

### 9. Contingency Liability

During the current year, Canada Customs and Revenue Agency ("CCRA") reassessed the Company for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

**9. Contingency Liability** (cont'd...)

During 1999, the Canada Customs and Revenue Agency ("CCRA") reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

**10. Investor Relations**

The Company has not undertaken any investor relations activities. Management currently performs all investor relation services.

**11. Subsequent Events**

Refer to the heading "Business Operations".

# WINDARRA MINERALS LTD.

Windarra Resource Group

## CORPORATE DATA

**February 2002**

### HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

### REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

### REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

### AUDITORS

Davidson & Company
1270 – 609 Granville Street
Vancouver, BC V7Y 1G6

### DIRECTORS AND OFFICERS

William Anderson, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director

### INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

### CAPITALIZATION

| | |
|---|---|
| Authorized: | 100,000,000 |
| Issued: | 23,721,909 |
| Escrow: | Nil |
| Options: | 350,000 |
| Warrants: | Nil |

### LISTINGS

Canadian Venture Exchange
Trading Symbol: WRA.V
Cusip No.: 973151 10 3

# WINDARRA MINERALS LTD.

## NOTICE OF 2002 ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the 2002 annual general meeting (the "Meeting") of members of **Windarra Minerals Ltd.** (the "Company") will be held in the Board Room, 9th Floor, 555 Burrard Street, Vancouver, British Columbia on March 22, 2002, at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended September 30, 2001, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

  (i) all stock options granted in the past year,

  (ii) the granting of directors', officers', and employees' incentive stock options,

  (iii) the establishment of any stock option plan proposed in the accompanying information circular, and

  (iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

  providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange;

(f) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

**Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.**

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 15th day of February, 2002.

**BY ORDER OF THE BOARD OF DIRECTORS**

*"William Anderson"*

**WILLIAM ANDERSON,**
**President and Director**

# WINDARRA MINERALS LTD.

## INFORMATION CIRCULAR
**as at and dated February 15, 2002**

### Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Windarra Minerals Ltd.** (the "Company") for use at the 2002 annual general meeting (the "Meeting") of members of the Company to be held on March 22, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

### Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071**, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of **Computershare Trust Company or the Company's office** at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

### Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy <u>in favour of</u> each matter identified in the proxy and <u>for</u> the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

### Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on January 23, 2002, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

### Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 23,721,909 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. February 15, 2002, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

| Name | Number of Voting Securities | Percentage |
|---|---|---|
| 1182588 Ontario Inc.[1] | 4,329,200 | 18.25% |

*1 – Management of the Company is not aware of the beneficial owners of 1182588 Ontario Inc.*

## Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **Davidson & Company, Chartered Accountants** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors. Davidson & Company, Chartered Accountants, was first appointed as the Company's auditor on November 10, 1999.

## Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

| Name and Address of Nominee and Present Position with Company | Principal Occupation | Period From Which Nominee Has Been Director | Number of Approximate Voting Securities[1] |
|---|---|---|---|
| **William Anderson**<br>Vancouver, BC<br>President and Director | Self-employed businessman; Solicitor; | March 26, 2001 | Nil |
| **Steven Brunelle**<br>Toronto, ON<br>Director | Geologist; Director and Officer of several reporting companies; | December 29, 2000 | Nil |
| **John Pallot**<br>New Westminster, BC<br>Director | Service Representative, Telus; | June 1, 1993 | 100,500 |

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. **William Anderson, Steven Brunelle and John Pallot** are the three directors elected by the board of directors of the Company to the audit committee.

## Statement of Executive Compensation

### Compensation to Executive Officers

Currently, William Anderson is the only Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

*Summary Compensation Table*

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| **Name and Principal Position** | **Year** | **Salary ($)** | **Bonus ($)** | **Other Annual Compensation ($)[1]** | **Securities Under Options/SARs Granted (#)** | **Restricted Shares or Restricted Share Units ($)** | **LTIP Payouts ($)** | **All Other Compensation ($)** |
| William Anderson[2]<br>President | 2001 | Nil | Nil | Nil | Nil | Nil | Nil | 15,200[57] |
| F. Eppie Canning[3]<br>former President | 2001<br>2000<br>1999 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 9,900[5]<br>$14,400[5]<br>Nil |
| John Magee[4]<br>former President | 2000<br>1999 | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | $11,400[6]<br>$10,200[6] |

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.
2 Mr. Anderson was appointed President of the Company since March 26, 2001.
3 Ms. Canning resigned as President of the Company on March 26, 2001.
4 Mr. Magee resigned as President of the Company on August 31, 2000.
5 Administration fees paid to 521381 B.C. Ltd., a company controlled by Ms. Canning.
6 These figures represents management and technical consulting fees.
7 Management fees paid to William Anderson.

## Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended September 30, 2001.

## Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended September 30, 2001.

## Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

## Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended September 30, 2001.

## Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

## Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2001.

## Interest of Insiders In Material Transactions

During the year ended September 30, 2001, the Company and its subsidiaries paid or accrued:

- administrative, management and consulting fees of $67,800 to William Anderson, the President of the Company;
- administrative fees of $34,400 to 521381 B.C. Ltd., a company controlled by F. Eppie Canning, the former President of the Company;
- accounting fees of $42,778 to June Ballant, the Corporate Secretary of the Company; and
- technical consulting fees of $10,483 to Steven Burnelle, a director of the Company.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

## Particulars of Other Matters to be Acted Upon

### Directors' and Key Employees' Stock Options

The current Exchange policies applicable to Tier 2 companies provide that no more than 10% of the issued share capital of the company can be made subject to director's and employee's stock options at any one time unless the company has adopted a stock option plan and no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the grant of the stock options. Under certain circumstances options may be granted to consultants and investor relations personnel. The price at which the options may be granted is based on the trading price of the Company's shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of the Company's issued capital for the grant of options under the plan.

### Shareholder Approval

Under the policies of the Canadian Venture Exchange, Shareholder Approval must be obtained to any stock option plan or grant that, together with previously established stock options plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the issued shares of the Company.

Similarly, under the Exchange policies, Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where:

a. Insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the company, or
b. a stock option plan, together with all of the company's other previously established or proposed stock option grants could result at any time in:

    i. the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue,
    ii. the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue, or
    iii. the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue.

As a consequence, approval from both the members as a whole and Disinterested Shareholders is being sought by management to an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of any stock option plan proposed herein, and the amendment of any stock option plans, stock option agreements or stock options which may be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange"). By passing the empowering resolution, members and Disinterested Shareholders will be providing the approvals referred to above in respect of all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year, including all matters concerning stock options of the Company described herein. As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year. Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the Meeting. Management has no present intention of issuing any additional insiders' stock options or amending any Stock Option Plan or any stock option agreements at this time other than as referred to in this Circular or publicly announced prior to the Meeting.

Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:

a. Insiders to whom shares may be issued pursuant to the stock option plan, and
b. Associates of such Insiders.

On the motion concerning stock options, the Company will determine the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of:

a. all members, including Disinterested Shareholders, an
b. Disinterested Shareholders.

The Exchange policies governing the grant of Incentive Stock Options are available for review during regular business hours at the office of the Company's solicitor, Anfield Sujir Kennedy & Durno, Barristers & Solicitors, 1600 - 609 Granville Street, Vancouver, BC, V7Y 1C3.

The following is a summary of stock option matters for which the Company is seeking shareholder approval:

Stock Options for the Ensuing Year

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the

Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Approval of members is sought for the ratification of all stock options granted in the past year; the establishment of directors', and employees' incentive stock option plans; the granting of directors', officers' and employees' incentive stock options; the power to amend any past, present or future stock option plans or stock options now in effect or which may be granted pursuant to the resolution being placed before the members, always in accordance with the policies of and subject to the approval of the Exchange.

Stock Option Plan

The Company is not establishing a stock option plan this year.

Stock Options Granted and Exercised in the Past Year

During the financial year ended September 30, 2001, no incentive stock options were granted to directors, officers and/or employees of the Company nor were any shares issued pursuant to the exercise of options.

## CORPORATE GOVERNANCE

The Board of Directors of the Company generally complies with section 474 of the Corporate Governance Guidelines adopted by the Toronto Stock Exchange (the "Guidelines").

***Mandate and Operating Methods of the Board***

The Board of Directors oversees the conduct and supervises the management of the business and affairs of the Company pursuant to the powers vested in it by the *British Columbia Company Act* and in accordance with the requirements of the *British Columbia Company Act.* The Board of Directors holds regular meetings every year and additional meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

The Board of Directors of the Company explicitly acknowledges its responsibility for the stewardship of the Company. Prior to the beginning of each fiscal year, the Board receives and reviews the annual budget and the general strategic objectives of the Company, which are submitted to it by the President. In addition to those matters requiring the Board of Directors' approval pursuant to law or the Company's articles and by-laws, the Board of Directors decides on significant matters such as those related to strategic investments, acquisitions and planning procedures. As part of its duties, the Board of Directors, assisted by Management, seeks to identify the main risks relating to the business of the Company and oversees the management of these risks. The Board also explicitly assumes responsibility for the Company communication policy. Further, the Board assumes responsibility for succession planning, including appointing, training and senior management. Finally the Board is also responsible for the integrity of the Company's internal control and management information systems.

***Composition of the Board of Directors***

The Board of Directors is currently comprised of three persons and that is the number of directors proposed to be elected at the Meeting.

Of the three directors of the Company, one director is a member of Management, and two directors of the Company are unrelated directors within the meaning of the guidelines. The Board of Directors believes that the current structure of the Board of Directors provides appropriate independent representation for the public shareholders of the Company.

At this time the President of the Company is a member of Management.

The Company has assigned investment relations responsibilities to its President, Mr. William Anderson. His role includes providing information and analysis to the investing community in accordance with the Company's decisions on public disclosure. Representatives of the Company are available to respond to inquiries of shareholders and investment analysts during the Company's regular business hours. The Company complies with the relevant disclosure requirements under applicable securities laws.

*Board Meetings and Board Committees*

The Board of Directors has established an Audit Committee. The membership, mandate and activities of each of these committees are described below.

The Company's Audit Committee is presently comprised of two related directors and one unrelated director. The Committee consists of William Anderson, Steven Brunelle and John Pallot. The Audit Committee meets with the Company's auditors both in the presence and in the absence of Management and reviews the auditing plans and the auditors' report and examines the quarterly and annual financial statements, related press releases and shareholders' reports and recommends their approval to the Board of Directors.

The Board has not constituted a formal Nominating Committee. To date, nominations have been the result of recruitment efforts by the Company's President and have been discussed informally with several directors before being brought to the Board as a whole. The Company has not adopted a formal process of orientation for new members of the Board.

Due to the size and nature of the Company, the Board of Directors makes policy regarding compensation, profit-sharing plans and benefits applicable to the Company's directors, members of management and employees and is mandated to review annually the compensation of the directors.

To date, due to the size and nature of the Company, the Board has not constituted a committee composed exclusively of outside directors to assess the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. In the future this task may be assigned to the Audit Committee.

The Board has not adopted a system, which would enable an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances. If such an engagement were appropriate, it would be subject to the approval of the Board.

*Communications with Shareholders*

The Company will communicate regularly with its shareholders and the investment community by means of its quarterly financial statements and its annual report as well as press releases issued as required. In respect of selective disclosure, to the extent consistent with Canadian requirements, the Company will also follow Regulation FD (Fair Disclosure) of the United States Securities and Exchange Commission. The Company has designated a person responsible for investor relations to answer shareholders' questions. At annual meetings, shareholders may also ask all relevant questions directly to the Company's management.

This year the Company designated the investor relations responsibilities, noted above, to its President Mr. William Anderson. This designated representative of the Company is available to respond to inquiries of shareholders and investment analysts during the Company's regular business hours.

*The Board's Expectations of Management*

The board expects management of the Company to meet the following basic objectives: (i) to report in a comprehensive, accurate and timely fashion on the business and affairs of the Company generally, and on any specific matters that might have material consequences for the Company and its shareholders; (ii) to take timely action and make all appropriate decisions required by the Company's activities in accordance with the applicable legal requirements or obligations and in compliance with the Company's policies; (iii) to apply and closely monitor the financial situation of the Company with regard to the annual budget; and finally, (iv) to review on an ongoing basis the Company's strategies and their implementation taking into account changes in the Company's development. The Company is currently reviewing plans for succession within the company. Because of Management's young age, succession planning is not seen at the present time as critical by the board.

Given the considerations noted above, the Company's approach to corporate governance differs in certain respect from the TSE Guidelines. The Board of Directors, however, believes that the existing corporate governance structure is appropriate in the circumstances and the Company is in the process of examining its own requirements and procedures in order to further comply with the Guidelines.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

**BY ORDER OF THE BOARD OF DIRECTORS**

*"William Anderson"*

**WILLIAM ANDERSON,**
**President and Director**

# WINDARRA MINERALS LTD. (the "Company")

## PROXY

| | | | |
|---|---|---|---|
| **Type of Meeting:** | **Annual General Meeting** | **Meeting Time:** | **10:00 a.m., Pacific Time** |
| **Meeting Date:** | **March 22, 2002** | **Meeting Location:** | **Boardroom, 9th Floor, 555 Burrard Street, Vancouver, BC, V7X 1M8** |

**This proxy is solicited by the management of the Company.**

The undersigned registered shareholder of the Company hereby appoints **William Anderson**, or failing him, **June Ballant**, both Officers of the Company, or in the place of the foregoing, ______________________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

**Resolutions** (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

| | **For** | **Against** | **Abstain** |
|---|---|---|---|
| 1. Approving acts of Directors: | ______ | ______ | ______ |
| 2. Approving Incentive Stock Options: | ______ | ______ | ______ |

| | **For** | **Withhold** |
|---|---|---|
| 3. Appointing **Davidson & Company** as auditor at a remuneration to be fixed by the Directors | ______ | ______ |
| 4. Electing **William Anderson** as director: | ______ | ______ |
| 5. Electing **Steven Brunelle** as director: | ______ | ______ |
| 6. Electing **John Pallot** as director: | ______ | ______ |

**The undersigned hereby revokes any proxy previously given to attend and vote at the meeting**

________________________________________________

*(Signature)* *(Date)*

________________________________________________

Please Print Name

**Number of securities held if not otherwise specified.**______________________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Computershare Trust Company of Canada**, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of **Computershare Trust Company of Canada, Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694. and the Company, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071.**

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.** If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

# WINDARRA MINERALS LTD.

**TO:** Registered Members

**AND TO:** Non-Registered Security Holders

National Policy Statement No. 41 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

**Windarra Minerals Ltd.**
9th Floor, 555 Burrard Street
PO Box 273, Two Bentall Centre
Vancouver, BC
V7X 1M8

NAME: ______________________________
(Please Print)

ADDRESS: ______________________________

______________________________

POSTAL CODE: ______________________________

EMAIL: ______________________________

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this _______ day of _______________, 2002.

______________________________
(Signature)